Immediate Release

Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Announces Six Month and Second Quarter 2009 Results

▪	Six-month revenue from continuing operations up 12.0% to $87.3 million (+15.0% at constant exchange rates)
▪	Six-month EBITDA from continuing operations up 5.1% to $33.4 million (+8.6% at constant exchange rates)
▪	Six-month EPS from continuing operations up 150% to $0.35

London, U.K., Nov. 11, 2008 - Cascal N.V. (NYSE: HOO) (the “Company”), a leading provider of water and wastewater services in seven countries, today announced unaudited financial results for the six months and the second quarter ended September 30, 2008. Cascal N.V. results are presented in U.S. dollars.

Year-to-date Fiscal 2009 Results

Revenue from continuing operations for the six months ended September 30, 2008 increased by 12.0% to $87.3 million, compared to $77.9 million for the same period last year. Of the $9.4 million increase, approximately $7.8 million was contributed by the historical portfolio (through a combination of rate increases, additional customers and higher volumes) and $3.6 million contributed by the new acquisitions, offset by $2.0 million of exchange rate movements.

•
Revenue in China increased by $3.8 million, compared to the same period last year, of which $3.3 million was principally the result of the acquisitions of the Yancheng joint venture on April 29, 2008 and the Zhumadian subsidiary on July 23, 2008, with the remainder due to rate and volume increases of the Company’s pre-existing operations in China. Revenue in China also benefited by $0.5 million due to exchange rate movements.

•
Revenue in South Africa increased by $1.3 million, compared to the same period last year, as a result of $2.2 million or 23% additional revenue due to rate increases in Nelspruit and Siza Water implemented in July 2008, together with continued growth of the customer base, as well as the full six months contribution from Siza Water in 2008, compared to five months in 2007. These increases were offset in part by $0.9 million due to exchange rate movements.

•
Revenue in Chile increased by $1.0 million, compared to the same period last year, as a result of $0.8 million or 19% additional revenue due to a combination of rate increases and higher volumes sold. Revenue in Chile also benefited by $0.2 million due to exchange rate movements. The contributions from the two businesses acquired in Chile on June 27, 2008 will be consolidated into the Company’s results from October 1, 2008 due to a three month lag in reporting the results of the Chilean segment.

•
Revenue in Indonesia increased by $1.5 million or 27%, compared to the same period last year, primarily as a result of a 20% rate increase implemented in December 2007, together with increased water demand caused by continued population growth.

•
Revenue in Panama increased by $1.2 million or 27% due to $0.5 million of additional revenue recognized following the approval of a rate increase applied for in May 2007, along with the impact of a further $0.7 million from rate increases that took effect on April 1, 2008 and September 1, 2008.

•
Revenue in the UK increased by $0.7 million, compared to the same period last year, as a result of $2.5 million or 5.5% additional revenue, primarily due to a scheduled rate increase of 3.68% implemented in April 2008 and increased revenue from our non-regulated business, partly offset by lower demand due to a relatively cool and wet summer period. These increases were offset in part by $1.8 million in exchange rate movements.

For the six months ended September 30, 2008, EBITDA from continuing operations increased by $1.6 million to $33.4 million compared to the same period last year. Of the $1.6 million increase, approximately $1.2 million was contributed by new projects and $2.3 million came from organic growth of the historical portfolio, offset by $0.9 million of additional corporate overhead and $1.0 million due to exchange rate movements. The increase in EBITDA was mainly the result of positive advancements in China, South Africa, Indonesia, Chile and Panama, partially offset by a reduction in the U.K. due notably to higher electricity prices. The increased corporate overhead is mainly the result of higher costs related to insurance, the board of independent directors, salaries and recruitment and tax, legal and accounting advisors. Please read “Use of Non-GAAP Financial Measures” for a description of EBITDA.

Commenting on the Company’s results, Stephane Richer, Cascal Chief Executive Officer, stated, “In the face of what has been an extremely volatile period, I am very pleased by our performance during the first two quarters of our fiscal year. We have established a geographically diverse portfolio of projects that is proving to be very resilient to the major changes happening around the world. We remain committed to increasing value for our shareholders by making strategic acquisitions and diligently managing operations.”

Overall, net financial income and expense from continuing operations improved by $10.6 million for the six months ended September 30, 2008, compared to the same period last year. This result was comprised of a $7.3 million favorable movement in foreign exchange results, combined with a $3.3 million decrease in net interest expense. The foreign exchange gain reported for the six months ended September 30, 2008 is the result of revaluing a British Pound-denominated current account balance outstanding at September 30, 2008 between the Company and its subsidiary, Cascal Services Limited. The decrease in net interest expense is mainly due to the repayment of borrowings in February 2008 out of the proceeds of the initial public offering, which have been partially and progressively replaced with cheaper borrowings from the Company’s revolving loan facility.

For the six months ended September 30, 2008, net profit from continuing operations was $10.8 million, or $0.35 per share, compared to net profit of $3.1 million, or $0.14 per share, for the same period last year. Including discontinued operations, net profit was $11.0 million, or $0.36 per share, compared to $0.16 per share for the same period in 2007.

The effective tax rate incurred by continuing operations was 41.6% compared to 53.8% in the same period last year. The U.K. project company incurred a charge to deferred tax of $1.6 million, or one-third of a total charge of $4.8 million for the year ending March 31, 2009, with respect of a change to U.K. tax legislation that was introduced on July 21, 2008. Without this one-time charge, the effective tax rate for the period falls to approximately 34%. The other significant factor impacting the effective tax rate is the extent to which the parent company incurs costs in excess of its taxable income in The Netherlands.

As previously communicated, the Company is introducing changes to the tax attributes of certain group companies to address the underlying inefficiencies within the current tax structure. These changes will eventually enable the effective tax rate of the group to align with the statutory rates of 25.5% and 28% in The Netherlands and United Kingdom, respectively.

The Company’s operating cash flow increased by $14.5 million during the six months ended September 30, 2008 relative to last year’s comparable period.

As of September 30, 2008, the consolidated balance sheet shows cash and cash equivalents of $41.9 million.

Results for the Three Months Ended September 30, 2008

For the three months ended September 30, 2008, revenue from continuing operations increased by 11.9% to $44.3 million, compared to $39.6 million for the same period last year. The $4.7 million increase was the result of approximately $4.6 million contributed by the historical portfolio (through a combination of rate increases, additional customers and higher volumes) together with $2.2 million contributed by the new acquisitions, offset by $2.1 million in exchange rate movements.

For the three months ended September 30, 2008, EBITDA from continuing operations increased by $0.8 million to $16.6 million compared to the same period last year. Of the $0.8 million increase, approximately $0.8 million was contributed by new projects and $1.8 million coming from organic growth of the historical portfolio, offset by $0.8 million of additional corporate overhead and $1.0 million due to exchange rate movements. Please read “Use of Non-GAAP Financial Measures” for a description of EBITDA.

For the three months ended September 30, 2008, net profit from continuing operations was $5.4 million, or $0.17 per share, compared to net profit of $1.4 million, or $0.07 per share, for the same period last year. Including discontinued operations, net profit was $5.5 million, or $0.18 per share, compared to $0.08 per share for the same period last year.

Recent Business Highlights and Updates

•
Capital markets have for several months been operating under severe restrictions and in some cases hardly at all. However, Cascal has sufficient internally generated resources through its operating cash flow to meet its obligations in terms of capital expenditure, debt service and dividend payments. In addition, it has unutilized capacity within some of its credit lines as well as some surplus cash deposits above and beyond what is needed for day-to-day operations. These resources will be used, where appropriate, to enable business development initiatives to continue to progress. The Company is currently involved in discussions for projects in Central America, Central Europe, China, Spain and India.

•
The dispute initiated by the Company’s APSA subsidiary over the compensation payable under the early termination provision of its contract in Panama is progressing. Recently the Company’s client, IDAAN, submitted a request for arbitration to the Centre of Conciliation and Arbitration of Panama. The arbitration will be conducted with three arbitrators. Each party has a right to appoint one arbitrator, with the third arbitrator appointed by the first two, who will serve as the Chairman. The termination compensation has been calculated at approximately $23 million by IDAAN and approximately $59 million by APSA. Once commenced, it is anticipated that the arbitration process will take approximately six months.

•	On September 30, 2008 the Company paid its first post-initial public offering dividend to shareholders of $0.18 per share.

•
On September 15, 2008, Cascal announced that its wholly owned South African subsidiary, Cascal Operations (Pty) Limited, had purchased the remaining 10 percent of its Greater Nelspruit Utility Company (Pty) ("Nelspruit") water/wastewater concession project from Sivukile Investments (Pty) Limited.

Conference Call

The Company will host a conference call at 9 a.m. Eastern Time/ 2 p.m. GMT on November 12, 2008. On the call, Stephane Richer, CEO of Cascal, and Steve Hollinshead, CFO, will discuss the Company’s results, and review operational highlights and other business developments. The Company invites you to participate on the call at the following telephone numbers: (877) 375-4189 (local), +1 (404) 665-9923 (international), (0800) 032-3836 (UK Freephone). The access code for all callers is 71279538. The call will also be available via webcast at www.cascal.co.uk. Please allow extra time prior to the call to visit the site and to download any necessary software to listen to the Internet broadcast. An online archive of the webcast will be available on the Company’s website for 30 days following the call. A replay of the call will be available from November 12, 2008 at 9.45 a.m., ET/2.45 p.m. GMT through December 12, 2008 at 11.59 p.m. ET/ December 13, 2008 at 4.59 a.m. GMT. To access the replay, please call (800) 642-1687 (local) or +1 (706) 645-9291 (international) and enter the following code: 71279538.

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward- looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2008, filed with the SEC on June 25, 2008. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company uses EBITDA as a supplemental measure of its operating performance. The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization. The term EBITDA is not defined under generally accepted accounting principles, or GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with GAAP. EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with GAAP.

Tables follow

Consolidated Statements of Income

Amounts, except shares	Three months ended September 30, 2008			Three months ended September 30, 2007
and per share amounts,	Continuing	Discontinued		Continuing	Discontinued
expressed in thousands of	operations	operations	Total	operations	operations	Total
USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	44,294	-	44,294	39,588	650	40,238
Operating Expenses
Raw and auxiliary materials and other external costs	10,498	-	10,498	8,176	166	8,342
Staff costs	9,531	-	9,531	8,723	193	8,916
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6,441	-	6,441	5,685	13	5,698
(Profit)/loss on disposal of intangible and tangible fixed assets	(4)	-	(4)	18	-	18
Other operating charges	7,669	-	7,669	6,852	213	7,065
Incremental offering-related costs	-	-	-	75	-	75
	34,135	-	34,135	29,529	585	30,114
Operating Profit	10,159	-	10,159	10,059	65	10,124
Gain on disposal of subsidiary	-	248	248	-	248	248
Net Financial Income and Expense
Exchange rate results	3,443	-	3,443	(1,576)	-	(1,576)
Interest income	1,554	-	1,554	503	24	527
Interest expense	(4,410)	-	(4,410)	(5,016)	(7)	(5,023)
	587	-	587	(6,089)	17	(6,072)
Profit before Taxation	10,746	248	10,994	3,970	330	4,300
Taxation	(5,067)	(69)	(5,136)	(2,264)	(66)	(2,330)
Profit after taxation	5,679	179	5,858	1,706	264	1,970
Minority Interest	(310)	-	(310)	(293)	-	(293)
Net Profit	5,369	179	5,548	1,413	264	1,677
Earnings per share — Basic and Diluted	0.17	0.01	0.18	0.07	0.01	0.08
Weighted average number of shares — Basic and Diluted	30,566,007	30,566,007	30,566,007	21,849,343	21,849,343	21,849,343

Consolidated Statements of Income

Amounts, except shares	Six months ended September 30, 2008			Six months ended September 30, 2007
and per share amounts,	Continuing	Discontinued		Continuing	Discontinued
expressed in thousands of	operations	operations	Total	operations	operations	Total
USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	87,256	-	87,256	77,903	1,511	79,414
Operating Expenses
Raw and auxiliary materials and other external costs	20,531	-	20,531	16,637	356	16,993
Staff costs	18,401	-	18,401	16,541	366	16,907
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	12,366	-	12,366	11,177	26	11,203
(Profit)/loss on disposal of intangible and tangible fixed assets	(804)	-	(804)	12	-	12
Other operating charges	14,955	(3)	14,952	12,910	641	13,551
Incremental offering-related costs	-	-	-	75	-	75
	65,449	(3)	65,446	57,352	1,389	58,741
Operating Profit	21,807	3	21,810	20,551	122	20,673
Gain on disposal of subsidiary	-	248	248	-	248	248
Net Financial Income and Expense
Exchange rate results	3,262	-	3,262	(4,056)	(2)	(4,058)
Interest income	2,096	8	2,104	1,042	35	1,077
Interest expense	(7,543)	(1)	(7,544)	(9,756)	(12)	(9,768)
	(2,185)	7	(2,178)	(12,770)	21	(12,749)
Profit before Taxation	19,622	258	19,880	7,781	391	8,172
Taxation	(8,162)	(69)	(8,231)	(4,185)	(66)	(4,251)
Profit after taxation	11,460	189	11,649	3,596	325	3,921
Minority Interest	(608)	-	(608)	(482)	-	(482)
Net Profit	10,852	189	11,041	3,114	325	3,439
Earnings per share — Basic and Diluted	0.35	0.01	0.36	0.14	0.02	0.16
Weighted average number of shares — Basic and Diluted	30,566,007	30,566,007	30,566,007	21,849,343	21,849,343	21,849,343

Revenue by segment

Amounts expressed in thousands of USD	Three months ended September 30, 2008 Unaudited	Three months ended September 30, 2007 Unaudited	Six months ended September 30, 2008 Unaudited	Six months ended September 30, 2007 Unaudited
United Kingdom	23,694	23,753	47,898	47,200
South Africa	6,271	5,728	11,648	10,375
Indonesia	3,639	2,883	7,050	5,564
China	5,245	2,484	8,670	4,848
Chile	2,111	1,683	4,707	3,737
Panama	2,551	2,207	5,562	4,390
The Philippines	709	676	1,470	1,387
Holding Companies	374	857	1,417	1,625
Less: Inter-segment sales	(300)	(683)	(1,166)	(1,223)
Continuing operations	44,294	39,588	87,256	77,903
Discontinued operations – Mexico¹	-	650	-	1,511
	44,300	40,238	87,256	79,414

1 Represents results of an operation and maintenance contract which was subject to an early termination in January 2008.

Use of Non-GAAP Financial Measures - EBITDA

EBITDA from continuing operations represents net profit from continuing operations before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance, and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.

EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:

•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;
•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;
•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA from continuing operations should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit from continuing operations, the most directly comparable Dutch GAAP performance measure, to EBITDA from continuing operations.

(Dollars in thousands)	Three months ended September 30, 2008	Three months ended September 30, 2007
Net profit from continuing operations	$5,369	$1,413
Add:
Interest (income)/expense and exchange rate results	(587)	6,089
Taxation	5,067	2,264
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	6,441	5,685
(Profit)/loss on disposal of intangible and tangible fixed assets	(4)	18
Minority interest	310	293
EBITDA from continuing operations	$16,596	$15,762
Revenue from continuing operations	$44,294	$39,588
EBITDA as a percentage of revenue from continuing operations	37.5%	39.8%

(Dollars in thousands)	Six months ended September 30, 2008	Six months ended September 30, 2007
Net profit from continuing operations	$10,852	$3,114
Add:
Interest (income)/expense and exchange rate results	2,185	12,770
Taxation	8,162	4,185
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	12,366	11,177
(Profit)/loss on disposal of intangible and tangible fixed assets	(804)	12
Minority interest	608	482
EBITDA from continuing operations	$33,369	$31,740
Revenue from continuing operations	$87,256	$77,903
EBITDA as a percentage of revenue from continuing operations	38.2%	40.7%

Cascal

Consolidated Balance Sheets

Amounts expressed in thousands of USD	September 30, 2008 Unaudited	March 31, 2008
Assets
Fixed Assets
Intangible fixed assets	41,162	18,424
Tangible fixed assets	425,714	366,357
Financial fixed assets	24,746	26,685
	491,622	411,466
Current Assets
Stocks and work in progress	5,339	2,083
Debtors	63,876	54,474
Cash at bank and in hand	41,935	54,380
	111,150	110,937
Total Assets	602,772	522,403
Shareholders’ Equity & Liabilities
Shareholders’ equity	128,061	136,726
Minority shareholders’ interest	35,839	16,101
Group Equity	163,900	152,827
Negative goodwill	1,232	1,232
Provisions & deferred revenue	118,692	126,341
Long term liabilities	240,399	190,190
Current liabilities	78,549	51,813
Total Liabilities	438,872	369,576
Total Shareholders’ Equity and Liabilities	602,772	522,403